Exhibit 99.2

Puyi Inc.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON MARCH 13, 2024

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Puyi Inc. (the “Company”) will be held at 61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China on March 13, 2024 at 10:00 a.m. (Beijing time) for the purpose of considering and, if thought fit, passing and approving the following special resolutions to:

(i)	change the Company’s English name from Puyi Inc. to Highest Performances Holdings Inc. and the Company’s Chinese name from 普益有限公司 to 华普集团有限公司, respectively, and, accordingly, to amend the memorandum and articles of association of the Company in force as of the date of this notice (the “Articles”) to change all references to Puyi Inc. in the Articles to Highest Performances Holdings Inc.;

(ii)	amend the Articles to amend the authorized share capital of the Company from US$2,000,000 divided into 2,000,000,000 Ordinary Shares of a nominal or par value of US$0.001 each to US$2,000,000 divided into (i) 1,950,000,000 Ordinary Shares of a nominal or par value of US$0.001 each and (ii) 50,000,000 Preference Shares of a nominal or par value of US$0.001 each, and each holder of the Preference Shares shall have twenty (20) votes for each Preference Share;

(iii)	amend the Articles to reflect the exemption of the Company from holding an annual general meeting in each year;

(iv)	replace the existing Articles in their entirety with a new memorandum and articles of association of the Company to reflect aforementioned change; and

(v)	authorize the directors of the Company to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

The board of directors of the Company has fixed the close of business on January 9, 2024 (New York time) as the record date (the “Record Date”). All holders of our ordinary shares, whether or not represented by American depositary shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at our extraordinary general meeting or any adjournment or postponement thereof.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the extraordinary general meeting in person. Your vote is important. If you cannot attend the extraordinary general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China, Attention: Ms. Doris Wu, or by email to ir@puyiwm.com or by phone to Ms. Doris Wu at +86-20-28866499 as soon as possible and in any event no later than 10:00 a.m. March 8, 2024 (Beijing time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, Deutsche Bank Trust Company Americas, will forward to you the information of our extraordinary general meeting and ask you to provide your voting instructions with respect to the ordinary shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying ordinary shares represented by the ADSs must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, to the extent practicable and legally permissible, subject to the provisions of or governing the underlying ordinary shares, to vote or to have its agents vote the ordinary shares as you instruct. The depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the underlying ordinary shares represented by the ADSs in accordance with your instructions insofar as practicable and permitted under the provisions of or governing the ordinary shares. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

Hu Yinan
Vice-Chairman of the Board,
Chief Executive Officer
Date: February 20, 2024